RMR Hospitality and Real Estate Fund (RHR) commenced litigation against Bulldog Investors General Partnership, a hedge fund controlled by Mr. Phillip Goldstein and various other entities affiliated with Mr. Goldstein (collectively Bulldog Investors), on November 13, 2006. The purpose of this litigation is to enforce a provision in the organizational documents of RHR that restricts share ownership to 9.8% of RHR outstanding shares by any one shareholder of RHR or group of shareholders acting together. The Bulldog Investors have contested personal jurisdiction in Massachusetts. A hearing on the matter is currently scheduled for March 22, 2007.